UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and appointment of Independent Director

Mr. Kun Zhang, an independent director of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairman of the compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective December 6, 2023. Mr. Zhang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On December 6, 2023, the Board appointed Mr. Yun Wu as (i) an independent director, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and (iii) the chairman of the compensation committee of the Board. The appointment intends to fill the vacancy created by Mr. Zhang’s departure. The Company has determined that Mr. Wu satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Wu is set forth below.

Since January 2022, Mr. Wu has been serving as the general manager at Air CITC Information Technology (Beijing) Co., Ltd., where he is responsible for business management. From December 2014 to December 2021, Mr. Wu served as the co-founder and chief operating officer at Beijing Haitaoche Technology Co., Ltd., a vertical e-commerce platform specializing in parallel-imported cars, where he was responsible for the overall company management. Mr. Wu obtained his bachelor’s degree in Computer Science and Technology from Peking University in 1995, and his Master of Business Administration degree from the Guanghua School of Management at Peking University in 2001.

Mr. Wu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: December 13, 2023	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer